Exhibit 99.1

PRESS RELEASE

May 4, 2016

Eksportfinans’ first quarter 2016 financial results

Lower level of interest generating asset continues to affect the profit in the first quarter of 2016. Liquidity is good and the capital base remains solid.

Net interest income was NOK 76 million for the first quarter of 2016, compared to NOK 101 million for the same period in 2015. The reduction was primarily due to the lower level of interest generating assets.

Profit, excluding unrealized gains and losses on financial instruments, amounted to NOK 42 million for the first three months in 2016, compared to NOK 61 million for the corresponding period in 2015. The primary reason for this decrease was an extraordinary gain in the first quarter of 2015 related to the realization of ISK 2 billion of previously frozen funds in Iceland.

Comprehensive income according to IFRS was negative NOK 18 million for the first quarter of 2016, compared to negative NOK 142 million for the first quarter in 2015. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt. This effect decreased in 2016 due to lower remaining volumes of previously unrealized gains.

Total assets amounted to NOK 63 billion at March 31, 2016, compared to NOK 64 billion at December 31, 2015. The reduction was in line with expectations and is due to the limitations on new lending business as well as exchange rate fluctuations in the first quarter of 2016.

The core capital ratio was 39.9 percent at March 31, 2015, compared to 36.5 percent at December 31, 2015. At the end of the first quarter 2016 the company had liquidity reserves totaling NOK 29 billion.

Eksportfinans’ financial reports and other information are available on www.eksportfinans.no.

For further information, please contact:

President and CEO, Geir Bergvoll:

•	tel: +47 913 15 485

•	e-mail: gbv@eksportfinans.no

EVP Director of staff / communications, Elise Lindbæk:

•	tel: +47 905 18 250

•	e-mail: el@eksportfinans.no

EVP Chief Financial Officer, Geir Ove Olsen:

•	tel: +47 900 92 326

•	e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2016 total assets amounted to approximately NOK 65 billion. The company is staffed by highly skilled individuals and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.com

Forward-looking statements

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.